August 23, 2012

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549

Re:

Bluerock Total Income + Real Estate Fund
1933 Act File No. 333-181848
1940 Act File No. 811-22710

Ladies and Gentlemen:

On behalf of Bluerock Total Income + Real Estate Fund (the "Registrant"), we hereby electronically file, Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2.  The purpose of this filing is to provide additional information, including financial statements, and to make conforming edits in response to SEC Staff comments received by letter dated June 29, 2012.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to deleted authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call please contact JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3265JS:dm 11685647.1